U.S. 11017037 OMMISSION
9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEI... 2011 MAR -2 AM 9:42 SEC / TM

...ealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-35158

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) **AND ENDING** 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Clearing, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Lawlor — **314-955-2463**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

10 South Broadway	St. Louis	MO	63102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kevin Lawlor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of First Clearing, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

MICHAEL D. RAMSEY
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: September 08, 2014
Commission Number: 10014631

Name: Kevin Lawlor
Title: Principal Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Note: The table of contents was incorporated within the audited financial statements.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers
First Clearing, LLC:

We have audited the accompanying statement of financial condition of First Clearing, LLC, (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of the statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Clearing, LLC as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2011

FIRST CLEARING, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Statement of Financial Condition
December 31, 2010
(In thousands)

Assets		
Cash and cash equivalents	$	386,127
Cash segregated under federal and other regulations		237,925
Receivable from brokers, dealers and clearing organizations		1,161,570
Receivable from customers, net of allowance		4,511,944
Receivable from correspondent clearing firms		99,785
Securities owned, at fair value		9,695
Other assets		233,123
Total assets	$	6,640,169
Liabilities and Member's Equity		
Short-term borrowings	$	339,615
Payable to brokers, dealers and clearing organizations		2,049,488
Payable to customers		2,360,727
Payable to correspondent clearing firms		300,819
Securities sold, not yet purchased, at fair value		2,536
Payable to affiliates		33,564
Accrued compensation and benefits		6,784
Accrued expenses and other liabilities		76,391
Total liabilities		5,169,924
Member's equity		1,470,245
Total liabilities and member's equity	$	6,640,169

See accompanying notes to Statement of Financial Condition.

(1) Organization and Basis of Presentation

First Clearing, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), a wholly owned consolidated subsidiary of Wells Fargo & Company (Wells Fargo). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are the Company, Wells Fargo Advisors, LLC (WFALLC), and Wells Fargo Advisors Financial Network, LLC (FINET).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company's primary activities are those of a clearing broker-dealer for WFALLC, FINET and for unaffiliated correspondent broker-dealers. WFALLC and FINET introduce on a fully-disclosed basis substantially all of their customer transactions to the Company with whom each has correspondent relationships for clearance and depository services established in accordance with the terms and conditions of their respective clearance agreements.

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and amounts of income and expense for the reporting period. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Customer securities transactions are recorded on a settlement date basis. Securities owned and securities sold, not yet purchased are carried at fair value on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Statement of Financial Condition as the Company does not have title to these assets.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financing transactions and are recorded in the accompanying Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fair Value

Receivable from brokers, dealers and clearing organizations, receivable from customers, receivable from correspondent clearing firms, short-term borrowings, payable to brokers, dealers and clearing organizations, payable to customers, payable to correspondent clearing firms, and payable to affiliates are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by U.S. generally accepted accounting principles. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 7).

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income primarily becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purposes. However, certain states and foreign jurisdictions may subject the Company to entity-level taxation as a single member limited liability company.

Other

Other assets consist primarily of accrued revenue, interest receivable and prepaid and deferred expenses. Accrued expenses and other liabilities consist primarily of vendor payables.

(3) Cash Segregated Under Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). The Company performs the computation for assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth in the Customer Protection Rule, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations, to the extent allowable under SEC Rule 15c3-1 (the Net Capital Rule). At December 31, 2010, the

Company segregated $237,925 of cash in a special reserve bank account for the benefit of customers and PAIB under the Customer Protection Rule.

(4) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers which it is permitted to repledge or sell. At December 31, 2010, the fair value of this collateral approximated $6,303,862, of which approximately $2,495,950 had been repledged by the Company. The collateral is received primarily from other broker-dealers and customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2010:

Receivable from brokers, dealers and clearing organizations:		
Securities failed to deliver	$	91,025
Deposits paid for securities borrowed		1,047,328
Other		23,217
	$	1,161,570
Payable to brokers, dealers and clearing organizations:		
Securities failed to receive	$	158,502
Deposits received for securities loaned		1,858,829
Other		32,157
	$	2,049,488

(6) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with normal cash and margin transactions. At December 31, 2010, receivable from customers consists primarily of margin loans to customers of $3,712,937, and payable to customers consists primarily of $1,889,391 of customer free credits.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. At December 31, 2010, receivable from customers is reported net of the allowance for doubtful accounts of $12,300.

(7) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2010, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned	Securities sold, not yet purchased
Certificates of deposit and commercial paper	$ 191	$ 412
Fixed income securities *	248	232
Stocks and warrants	9,256	1,892
Total	$ 9,695	$ 2,536

* Includes U.S. government and agency obligations, state and municipal government obligations and corporate obligations

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

Where significant inputs are unobservable in the market due to limited activity or a less liquid market, securities valued using models with such inputs are classified in Level 3 of the fair value hierarchy. The Company has no assets classified in Level 3.

The company evaluated the significance of transfers between levels based upon the financial instruments and size of the transfer relative to total assets, total liabilities or total income. For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1 or 2.

The balances of assets and liabilities measured at fair value by level as of December 31, 2010, are as follows:

	Total	Level 1	Level 2
Certificates of deposit and commercial paper	$ 191	$ -	$ 191
Fixed income securities	248	22	226
Stocks and warrants	9,256	-	9,256
Securities owned	$ 9,695	$ 22	$ 9,673
Certificates of deposit and commercial paper	$ 412	$ -	$ 412
Fixed income securities	232	24	208
Stocks and warrants	1,892	-	1,892
Securities sold, not yet purchased	$ 2,536	$ 24	$ 2,512

(8) Short-Term Financing

Short-term borrowings consist of outstanding bank drafts of $339,615 at December 31, 2010.

At December 31, 2010, the Company had available $250,000 in an uncommitted unsecured line of credit with an unaffiliated financial institution. The full amount of the line of credit is also available to WFALLC and WSFH. At December 31, 2010, neither the Company, WFALLC nor WSFH had any balances outstanding on the unaffiliated line of credit.

In addition, the Company had available $1,000,000 in an uncommitted secured line of credit with Wells Fargo Bank, N.A., an affiliated financial institution. The entire line of credit from Wells Fargo Bank, N.A. is collateralized by securities owned by the Company. The entire line of credit with Wells Fargo Bank, N.A. is also available to WFALLC. At December 31, 2010, neither the Company nor WFALLC had any balances outstanding on this line of credit.

In addition, the Company had available $1,000,000 in an uncommitted unsecured line of credit with WSFH and $1,000,000 in an uncommitted unsecured line of credit with WFALLC. At December 31, 2010, the Company had no balances outstanding on these lines of credit.

(9) Subordinated Borrowings

The Company has a $250,000 subordinated revolving line of credit with Wells Fargo. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid no later than December 19, 2013. Borrowings under this subordinated line are allowable in computing net capital under the SEC's Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. There were no borrowings on this subordinated line of credit during 2010.

(10) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the Net

Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, the Company had net capital of $1,235,546 which was $1,142,649 in excess of its required minimum net capital of $92,897. At December 31, 2010, the Company's net capital balance was 26.6% of aggregate debit balances.

(11) Retirement Plans

Substantially all employees of the Company with one month of service are eligible to participate in a matched savings plan. This plan permits eligible employees to contribute up to 25% of eligible contributions, as defined. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally dollar for dollar up to 6% of eligible compensation.

In 2009, the 401(k) Plan was amended to permit discretionary profit sharing contributions. Based on 2010 earnings, Wells Fargo committed to make a contribution in shares of common stock to eligible employees' 401(k) Plan accounts equaling 2% of eligible compensation.

Wells Fargo provides a noncontributory qualified defined benefit retirement plan, the Wells Fargo & Company Cash Balance Plan (Cash Balance Plan), which covers eligible employees of the Company. The benefits earned under the Cash Balance Plan were frozen effective July 1, 2009. On April 28, 2009, the Board of Directors approved amendments to freeze the benefits earned under the Wells Fargo qualified and supplemental Cash Balance Plans and the Wachovia Corporation Pension Plan, a cash balance plan that covered eligible employees of the legacy Wachovia Corporation, and to merge the Wachovia Pension Plan into the qualified Cash Balance Plan. These actions became effective on July 1, 2009.

In addition, Wells Fargo provides health care and life insurance benefits for certain retired employees and reserves the right to terminate, modify or amend any of the benefits at any time.

(12) Transactions with Affiliated Parties

Services Provided by Affiliates

The Company has entered into service agreements with certain affiliates under which the Company receives technology and systems, operations and administrative support services, and other general and administrative services.

The Company has other agreements with Wells Fargo and its affiliates for directly billed general and administration services.

Clearing Services

The Company provides retail clearing services for its affiliates, WFALLC and FINET. The Company collects revenues from customers on behalf of WFALLC and FINET from which it deducts its retail clearing service fees. At December 31, 2010, the Company owed $291,104 to WFALLC which is included in payable to correspondent clearing firms in the Statement of Financial Condition.

In conjunction with the retail clearing services provided to WFALLC and FINET, the Company rebates all interest income earned on margin balances of WFALLC and FINET retail customer relationships to WFALLC and FINET net of the interest expense incurred by the Company to finance those margin loans.

Money Market and Bank Sweep

The Company has arrangements with Wells Fargo Funds Distributors, LLC (WF Funds), an affiliated mutual fund company, in which it receives revenue for servicing customers invested in WF Funds money market funds. In July 2010, WF Funds merged with Evergreen Investment Management Company, who previously provided these services as an affiliated entity. A receivable of $11,563 from WF Funds related to settlement of overnight deposit balances is included in other assets in the Statement of Financial Condition.

The Company has arrangements with affiliated banks under which it offers a bank deposit product to which customers' available cash balances are swept into overnight deposit accounts.

Other

The Company earns fees from providing support and services in connection with client assets under third-party management, including mutual funds. Certain mutual funds may be affiliated with the Company.

At December 31, 2010, the Company had a net payable balance to Wells Fargo and its affiliates totaling $27,052, included in payable to affiliates in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(13) Dividends

For the year ended December 31, 2010, the Company did not declare or pay a dividend to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies, exchanges and clearing organizations.

(14) Financial Instruments with off-balance sheet risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis

subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(15) Commitments and Contingent Liabilities

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's Statement of Financial Condition.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition as of December 31, 2010 related to these indemnifications.

(16) Subsequent Event

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2010 through February 23, 2011, the date the Company issued its Statement of Financial Condition. During this period, there have been no material events that would require disclosure in the Statement of Financial Condition.

STATEMENT OF FINANCIAL CONDITION

First Clearing, LLC

(A wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC)

December 31, 2010

(With Report from Independent Registered Public Accounting Firm Thereon)

FIRST CLEARING, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2010

(With Report from Independent Registered Public Accounting Firm Thereon)